                                                                    Exhibit 20.1

SARAIDE, INC. AND
SUBSIDIARIES

Consolidated Financial Statements
Year Ended December 31, 1999 and
Period From Inception (June 30, 1998)
Through December 31, 1998,
and Independent Auditors' Report

SARAIDE, INC. AND SUBSIDIARIES


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          Page
INDEPENDENT AUDITORS' REPORT                                               1

CONSOLIDATED FINANCIAL STATEMENTS FOR THE
 YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM
 INCEPTION (JUNE 30, 1998) THROUGH DECEMBER 31, 1998:

 Consolidated Balance Sheets                                               2

 Consolidated Statements of Operations                                     3

 Consolidated Statements of Stockholders' Equity                           4

 Consolidated Statements of Cash Flows                                     5

 Notes to Consolidated Financial Statements                                6

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and shareholders of Saraide, Inc. and Subsidiaries
San Mateo, California

We have audited the accompanying consolidated balance sheets of Saraide, Inc. and subsidiaries (collectively, the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1999, and the period from inception (June 30, 1998) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999, and the period from inception (June 30, 1998) to December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

The Company was in the development stage at December 31, 1998; during the year ended December 31, 1999, the Company completed its development activities and commenced its planned principal operations.


/s/ Deloitte & Touche LLP

San Jose, California
May 10, 2000

SARAIDE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                              1999         1998
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                              $ 4,768,833   $2,319,678
  Accounts receivable, net of allowance for
    doubtful accounts of $18,203                             619,560            -
  Other receivables                                          291,713       37,220
  Prepaid expenses and other current assets                  814,762       46,623
                                                         -----------   ----------

           Total current assets                            6,494,868    2,403,521

INTANGIBLE ASSETS, Net                                    13,031,596    1,800,000

PROPERTY AND EQUIPMENT, Net                                7,694,196      672,933

OTHER LONG-TERM ASSETS                                     1,042,590      290,657


                                                         -----------   ----------

TOTAL                                                    $28,263,250   $5,167,111
                                                         ===========   ==========

See notes to consolidated financial statements.


-------------------------------------------------------------------------------------------------------------

                                                                                   1999              1998
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                                     $  4,443,038   $     1,871,711
  Notes payable                                                                  18,950,332                 -
  Current portion of capital lease obligations                                      311,560                 -
  Deferred revenue                                                                  799,909                 -
                                                                               ------------   ---------------

           Total current liabilities                                             24,504,839         1,871,711

CAPITAL LEASE OBLIGATIONS, Net of current portion                                   909,957                 -
                                                                               ------------   ---------------

           Total liabilities                                                     25,414,796         1,871,711

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY;
  Series A convertible preferred stock, par value $0.01;
    1999 and 1998, 25,000,000 shares and 20,000,000 shares
    authorized, respectively; 1999 and 1998, 19,061,478 shares and 6,751,078 shares issued and outstanding, respectively
    (liquidation preference of $19,061,478)                                         190,615            67,511
  Series B convertible preferred stock, par value $0.01;  1999,
   2,166,667 shares authorized, 1,666,667 shares issued and outstanding,
   none in 1998 (liquidation preference of $7,500,000)                               16,667                 -
  Common stock, par value $0.01; 1999 and 1998, 43,833,333 and
    20,010,000 shares authorized, respectively; 1999, 2,468,434 shares
    issued and outstanding, none in 1998                                             24,684                 -
  Additional paid-in capital                                                     37,637,463         6,683,567
  Accumulated deficit                                                           (31,247,278)       (3,411,379)
  Unearned compensation - stock options                                          (3,719,960)                -
  Accumulated other comprehensive loss                                              (53,737)          (44,299)
                                                                               ------------   ---------------

           Total stockholders' equity                                             2,848,454         3,295,400
                                                                               ------------   ---------------

TOTAL                                                                          $ 28,263,250   $     5,167,111
                                                                               ============   ===============

SARAIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM
INCEPTION (JUNE 30, 1998) THROUGH DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                  1999               1998
REVENUES:
  Service revenue                                              $ 1,662,066        $        -
  Consulting revenue                                               150,000                 -
                                                               -----------        ----------

           Total revenues                                        1,812,066                 -

COST OF REVENUES                                                 8,482,412                 -
                                                               -----------        ----------

GROSS LOSS                                                       6,670,346                 -

OPERATING EXPENSES:
  Product development                                            2,098,887         1,335,430
  Selling, general and administrative                           10,279,438         2,161,603
  Amortization of intangible assets                              1,953,520                 -
  In-process research and development                            3,460,000                 -
  Stock compensation expense                                     2,438,551                 -
                                                               -----------        ----------

           Total operating expenses                             20,230,396         3,497,033
                                                               -----------        ----------

OPERATING LOSS                                                  26,900,742         3,497,033

OTHER EXPENSE (INCOME):
  Interest income                                                 (348,763)          (85,654)
  Interest expense                                               1,189,147                 -
  Other                                                             94,773                 -
                                                               -----------        ----------

           Total other expense (income)                            935,157           (85,654)
                                                               -----------        ----------

NET LOSS                                                        27,835,899         3,411,379

CURRENCY TRANSLATION ADJUSTMENT                                      9,438            44,299
                                                               -----------        ----------

COMPREHENSIVE LOSS                                             $27,845,337        $3,455,678
                                                               ===========        ==========

See notes to consolidated financial statements.

SARAIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM
INCEPTION (JUNE 30, 1998) THROUGH DECEMBER 31, 1998


                                              Series A Preferred Shares    Series B Preferred Shares            Common Stock
                                              -------------------------    -------------------------      ------------------------
                                                 Shares       Amount         Shares         Amount           Shares       Amount
Preferred stock issued to founders
  for cash in July 1998                          4,751,078     $ 47,511             -     $        -                 -  $        -
Preferred stock issued to Northern
  Telecom Ltd. in July 1998 for
  developed technology                           2,000,000       20,000             -              -                 -           -
Net loss                                                 -            -             -              -                 -           -
Currency translation adjustment                          -            -             -              -                 -           -
                                              ------------  -----------    ----------     ----------      ------------  ----------

BALANCE, DECEMBER 31, 1998                       6,751,078       67,511             -              -                 -           -
  Exercise of stock options                              -            -             -              -         1,554,199      15,542
  Common stock issued to employees                       -            -             -              -           914,235       9,142
  Warrants issued for technology                         -            -             -              -                 -           -
  Warrants issued for loan facility                      -            -             -              -                 -           -
  Preferred stock and warrants
    issued for acquisition                               -            -     1,666,667         16,667                 -           -
  Preferred stock issued to investors           12,310,400      123,104             -              -                 -           -
  Unearned compensation - stock
    options                                              -            -             -              -                 -           -
  Compensation expense - stock
    options                                              -            -             -              -                 -           -
  Net loss                                               -            -             -              -                 -           -
  Currency translation adjustment                        -            -             -              -                 -           -
                                              ------------  -----------    ----------     ----------      ------------  ----------

BALANCE, DECEMBER 31, 1999                      19,061,478     $190,615     1,666,667     $   16,667         2,468,434  $   24,684
                                              ============  ===========    ==========     ==========      ============  ==========

                                                                                           Accumulated
                                            Additional                                        Other          Total
                                             Paid-in      Accumulated      Unearned       Comprehensive   Stockholders'
                                             Capital        Deficit      Compensation         Loss           Equity
Preferred stock issued to founders
  for cash in July 1998                     $ 4,703,567   $          -   $          -       $       -     $   4,751,078
Preferred stock issued to Northern
  Telecom Ltd. in July 1998 for
  developed technology                        1,980,000              -              -               -         2,000,000
Net loss                                              -     (3,411,379)             -               -        (3,411,379)
Currency translation adjustment                       -              -              -         (44,299)          (44,299)
                                            -----------   ------------   ------------       ---------     -------------

BALANCE, DECEMBER 31, 1998                    6,683,567     (3,411,379)             -         (44,299)        3,295,400
  Exercise of stock options                     279,622              -              -               -           295,164
  Common stock issued to employees              212,634              -              -               -           221,776
  Warrants issued for technology                 62,500              -              -               -            62,500
  Warrants issued for loan facility           2,795,000              -              -               -         2,795,000
  Preferred stock and warrants
   issued for acquisition                     9,258,333              -              -               -         9,275,000
  Preferred stock issued to investors        12,187,296              -              -               -        12,310,400
  Unearned compensation - stock
    options                                   6,158,511              -     (6,158,511)              -                 -
  Compensation expense - stock
    options                                           -              -      2,438,551               -         2,438,551
  Net loss                                            -    (27,835,899)             -               -       (27,835,899)
  Currency translation adjustment                     -              -              -          (9,438)           (9,438)
                                            -----------   ------------   ------------       ---------     -------------

BALANCE, DECEMBER 31, 1999                  $37,637,463   $(31,247,278)  $ (3,719,960)      $ (53,737)    $   2,848,454
                                            ===========   ============   ============       =========     =============

See notes to consolidated financial statements.

SARAIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM
INCEPTION (JUNE 30, 1998) THROUGH DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                              1999                1998
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                $(27,835,899)       $(3,411,379)
  Reconciliation to net cash used in operating activities:
    Depreciation of property and equipment                                   1,095,591             38,283
    Amortization expense                                                     1,953,520            200,000
    In-process research and development                                      3,460,000                  -
    Non-cash compensation expense - stock options                            2,438,551                  -
    Non-cash interest expense - warrants                                       745,332                  -
    Changes in operating assets and liabilities:
      Accounts receivable                                                   (1,452,925)           (37,220)
      Other non-current assets                                                (751,933)                 -
      Prepaid expenses                                                      (1,059,446)           (46,623)
      Accounts payable and accrued liabilities                                 514,532          1,871,711
      Deferred revenue                                                         799,909                  -
      Other current liabilities                                              3,115,099                  -
                                                                          ------------        -----------
           Net cash used in operating activities                           (16,977,669)        (1,385,228)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                      (6,958,460)          (711,216)
  Internally developed software                                             (1,345,661)                 -
  Cash balances of acquired business - GSM Network                              50,384                  -
  Acquisition of GSM Information Network (Note 3)                           (2,358,858)
  Deposits                                                                                       (290,657)
                                                                          ------------        -----------
           Net cash used in investing activities                           (10,612,595)        (1,001,873)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Notes payable to related parties                                          16,000,000                  -
  Proceeds from issuance of common stock                                       516,940                  -
  Net proceeds from capital leases                                           1,221,517                  -
  Proceeds from issuance of preferred stock                                 12,310,400          4,751,078
                                                                          ------------        -----------
           Net cash provided by financing activities                        30,048,857          4,751,078

IMPACT OF CHANGES IN CURRENT EXCHANGE RATES                                     (9,438)           (44,299)
                                                                          ------------        -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                    2,449,155          2,319,678

CASH AND CASH EQUIVALENTS:
  Beginning of year                                                          2,319,678                  -
                                                                          ------------        -----------

  End of year                                                             $  4,768,833        $ 2,319,678
                                                                          ============        ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Warrant for loan facility                                               $  2,795,000        $         -
                                                                          ============        ===========
  Preferred stock and warrants issued for GSM Information
    Network acquisition                                                   $  9,275,000        $         -
                                                                          ============        ===========
  Warrants issued for technology                                          $     62,500        $         -
                                                                          ============        ===========
  Cash paid during the year for interest                                  $     58,308        $         -
                                                                          ============        ===========
  Preferred stock issued for developed technology                         $          -        $ 2,000,000
                                                                          ============        ===========

See notes to consolidated financial statements.

SARAIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM
INCEPTION (JUNE 30, 1998) THROUGH DECEMBER 31, 1998
--------------------------------------------------------------------------------

1.   NATURE OF BUSINESS AND SUBSEQUENT EVENT

     Business - Saraide, Inc. (a Delaware corporation) and its subsidiaries (collectively, the "Company") develops processing and transmission engines and establishes relationships with data or information providers for the purposes of developing, improving and distributing services that enable wireless carriers and internet content providers to create and deliver wireless internet services via both Short Message Service ("SMS") and Wireless Application Protocol ("WAP") technologies.

     During the period from its inception (June 30, 1998) to December 31, 1998, the Company devoted substantially all of its efforts to recruiting personnel to conduct research, product development, and sales and marketing and did not generate revenues from services. During the year ended December 31, 1999, the Company completed its development activities and commenced its planned principal operations.

     Subsequent Events - On March 10, 2000, the Company was acquired by InfoSpace, Inc. (formerly InfoSpace.com, Inc.), a global Internet information infrastructure services company. Under the terms of the Reorganization Agreement, InfoSpace's wireless services were merged with and into the Company, and InfoSpace issued 9,590,864 shares (or options to purchase shares), as adjusted for a subsequent 2:1 stock split, of its common stock in exchange for eighty-percent (80%) of the then outstanding shares of the Company's common and preferred stock, and options to purchase shares of common stock.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The consolidated financial statements include the accounts of Saraide, Inc. and its wholly-owned subsidiaries Saraide.com Ltd. (Canada), GSM Information Network, b.v. (GIN) and Saraide Sarl (France). All intercompany balances and transactions have been eliminated.

     Business combinations - The acquisition of GIN (Note 3) was accounted for under the purchase method of accounting in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations", and the consolidated financial statements include the results of operations of GIN from the date of acquisition. Net assets of GIN were recorded at their fair value at the date of acquisition with the excess of the purchase price over such fair values allocated to goodwill.

     Use of Estimates in Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include amounts held in bank demand accounts and highly liquid money market funds. The carrying amount of money market funds approximates fair value due to the short maturity of these instruments. The Company's policy is to place its cash and cash equivalents with high credit quality financial institutions, government agencies and corporate entities.

     Property and Equipment - Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Computer equipment, computer software, computer licenses and other property, plant and equipment are depreciated over periods ranging from 3 to 5 years. Leasehold improvements are amortized over the shorter of their estimated lives, being 3 years, or the lease term, including option periods, as appropriate.

     Intangible Assets - Intangible assets, consisting of the rights and title to Northern Telecom Ltd.'s DNSP developed software, goodwill and other intangible assets associated with the acquisition of GIN (Note 3), are amortized using the straight-line basis over their estimated useful lives of five years. Accumulated amortization was $2,153,000 and $200,000 at December 31, 1999 and 1998, respectively.

     Long-Lived Assets - In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses were identified by the Company for the years ended December 31, 1999 and in the period from inception to December 31, 1998.

     Revenue Recognition - Revenue recognition policies for each revenue source are as follows:

     . Services - Service revenues are comprised of amounts earned for the delivery of messaging services to wireless carriers. Revenue for these services is recognized as incurred and billed. Fees billed to mobile phone carriers for the set-up and integration of service agreements are deferred and recognized ratably over the contract period.

     . Consulting - Consulting revenues are recognized upon delivery of services to end users.

     Research and Development - Research and development expenses are charged to operations as incurred.

     Foreign Currency - The functional currencies of the foreign subsidiaries are the local currencies. Assets and liabilities denominated in foreign currencies are translated at the exchange rate at the balance sheet date. Translation adjustments resulting from this process are charged or credited to Other Comprehensive Income (Loss). Revenue and expenses are translated at average rates of exchange prevailing during the period. Gains and losses on foreign currency transactions are included in Other Expense (Income).

     Comprehensive Income (Loss) - At December 31, 1999 and 1998, accumulated other comprehensive loss consisted of unrealized exchange rate losses.

     Concentration of credit risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade receivables. These instruments are generally unsecured and uninsured. Accounts receivables are typically unsecured and are derived from revenues earned from wireless carriers located primarily in the Netherlands. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. For the years ended December 31, 1999, four customers accounted for approximately 33%, 17%, 13%
     and 10% of revenues. At December 31, 1999, three customers accounted for approximately 20%, 18% and 16% of account receivables.

     Stock-Based Compensation - As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has elected to account for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Options granted to non-employees are accounted for using the minimum value method prescribed by SFAS 123.

     Unearned compensation - Unearned compensation represents the unamortized difference between the option exercise price and the fair value of the Company's common stock for shares subject to grant at the grant date, for options issued under the Company's stock incentive plan (Note 7). Amortization of unearned compensation is charged to operations over the vesting period of the options.

     Income Taxes - The Company accounts for income taxes using the asset and liability approach for financial reporting purposes. Under SFAS No. 109 "Accounting for Income Taxes", deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax basis of assets and liabilities. The Company has fully provided for its net operating loss carry forwards as realization is not assured.

     Recent Accounting Pronouncements - In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is required to adopt SFAS No. 133 for its fiscal year ending December 31, 2001. Management anticipates the adoption of SFAS No. 133 will not have a significant effect, if any, on the Company's financial position or results of operations.

     Effective January 1, 1999, the Company adopted Statement of Position No. 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, in 1999 the Company capitalized direct payroll costs totaling $1,345,661. No depreciation of such costs was recorded in fiscal 1999 as the projects were in progress at year-end. Prior to adoption of SOP 98-1, such software development costs were expensed as incurred.

3.   PURCHASE BUSINESS COMBINATIONS

     On May 25, 1999, the Company acquired all of the common stock of GIN, a privately held company, for a purchase consideration of $16,775,000, consisting of $7,500,000 in cash ($2,500,000 paid in September 1999 and $5,000,000 to be paid in May 2000); and $9,275,000 representing 1,666,667 shares of Series B Preferred Stock at $4.50 per share, and warrants to purchase a total of 500,000 shares of Series B Preferred Stock, at $1.00 per share.

     The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:


       Goodwill                                                $ 7,972,617

       Developed technology                                      3,800,000

       In-process research and development                       3,460,000

       Customer list                                             1,200,000

       Assembled workforce                                         150,000

       Other net assets                                            192,383
                                                               -----------

          Fair value of net assets acquired                    $16,775,000
                                                               ===========


     Accounting principles generally accepted in the United States of America require purchased in-process research and development with no alternative future use to be recorded and charged to expense in the period acquired. Accordingly, the results of operations for the year ended December 31, 1999, include the write-off of $3,460,000 of purchased in-process research and development.

     The operating results of GIN have been included in the consolidated statements of operations from the date of acquisition. Unaudited pro forma results of operations, assuming the acquisition had taken place at January 1, 1999, would be as follows:

                                                             1999

     Revenue                                            $  2,939,000
                                                        ============

     Operating loss                                      (28,012,000)
                                                        ============

     Net loss                                            (28,947,000)
                                                        ============

4.   PROPERTY AND EQUIPMENT

     Property and equipment at December 31 consists of:

                                                         1999          1998

       Computer hardware                             $ 2,795,099     $484,650
       Computer software                               4,027,459      143,907
       Office equipment                                  543,396       82,659
       Leasehold improvements                          1,459,244            -
       Other                                               4,374            -
                                                     -----------     --------
                                                       8,829,572      711,216
       Accumulated depreciation and amortization      (1,135,376)     (38,283)
                                                     -----------     --------
                                                     $ 7,694,196     $672,933
                                                     ===========     ========

5.   ACCRUED LIABILITIES

     Accounts payable and accrued liabilities at December 31 consist of:


                                                          1999         1998

       Accounts payable                                $2,908,523   $1,076,625
       Accrued payroll and related benefits               526,958      489,712
       Accrued interest                                   385,507            -
       Accrued rent                                       320,270      303,822
       Taxes payable                                      181,412            -
       Other accrued liabilities                          120,368        1,552
                                                       ----------   ----------
                                                       $4,443,038   $1,871,711
                                                       ==========   ==========

6.   NOTES PAYABLE

     Notes Payable at December 31, 1999 consists of:
       Bridge loan from shareholders                            $16,000,000
       Discount on bridge loan                                   (2,049,668)
       Note payable for the GIN Acquisition (Note 3)              5,000,000
                                                                -----------

                                                                $18,950,332
                                                                ===========


     On September 1, 1999 and November 9, 1999, the Company entered into bridge loan agreements with its shareholders by issuing convertible promissory notes (Promissory Notes), bearing interest at prime (8.50% at December 31, 1999) in exchange for $10 million and $6 million in cash, respectively. Principal and any accrued but unpaid interest were due and payable on December 31, 2000.

     In connection with the first bridge loan, the Company granted the shareholders warrants ("Warrants") expiring December 31, 2004 or on the occurrence of a liquidity event, as defined, and exercisable for shares of Series A at a rate of 50,000 shares per $1 million of principal amount of the applicable Promissory Note, at a purchase price of either (i) $10.00 per share if the Next Financing were not to have occurred on or prior to December 31, 1999 or (ii) the price per share of the Company's most senior equity securities issued and sold at the Next Financing if this event were to have occurred on or prior to December 31, 1999. No beneficial conversion feature was attributed to the warrants as the $10 per share represent management's best estimate of the fair value of the Next Financing. The estimated value of the warrants was $2,795,000 when issued. Such amount was recognized as an addition to shareholders equity with an offsetting discount against the $10,000,000 face amount of the first bridge loan. The discount is being amortized to interest expense over the term of the loan agreements. Such amortization totaled approximately $745,000 for the year ended December 31, 1999.

     On December 13, 1999, the Company entered into an Election and Termination Agreement in which the shareholders elected not to convert the Promissory Notes into equity and to terminate the Warrants in exchange for the Company's promise to repay the bridge loans as soon as practicable following the closing of the transactions contemplated by the Reorganization Agreement (Note 1). As a result, the bridge loans were repaid immediately following the acquisition of the Company by InfoSpace, Inc., on March 10, 2000.

7.   SHAREHOLDERS' EQUITY

     Significant terms of the Series A and B preferred shares, which are not redeemable, are as follows:

     Conversion Rights - Each share of Series A and B is convertible (1) at the option of the holder into a number of common shares determined by dividing the Conversion Price, as defined, by the $1.00 and $4.50 Issue Prices, respectively, and (2) will automatically convert into shares of common stock upon the closing of a firmly underwritten public offering by the Company resulting in gross proceeds to the Company of not less than $25,000,000 at a price per share equal to at least $10.00, as adjusted for dilution, provided that the valuation of the Company prior to such offering is not less than $75,000,000 ("Qualified Public Offering"). The Conversion Price is subject to adjustments for certain dilutive issuances, splits and combinations, as defined.

     Liquidation Preferences - Upon any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, Series A and B holders are entitled to receive a distribution in the amount per share equal to the Issue Price as adjusted for stock splits, combinations, recapitalizations or Preferred Dividends, prior and in preference to any payments to common stockholders. After payment of these preferences, any remaining assets shall be distributed ratably to common stock holders.

     Dividend Rights - No dividends or other distributions on common stock unless the Series A and B holders simultaneously receive a distribution at least equal to the per share amount to be declared, paid or set aside for the common stock, multiplied by the number of shares of common stock into which such Series A and B shares is then convertible.

     Voting Rights - The Series A and B holders have the number of votes equal to the number of shares of common stock into which such Series A and B shares are then convertible, and vote together with the common stock holders as a single class.

     Stock Option Plans

     In December 1998, the Board of Directors approved the 1998 Equity Incentive Plan (the Plan). The Plan provides employees (including officers and directors who are employees) of the Company an opportunity to purchase shares of stock pursuant to options which may qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the Code), and employees, officers, directors, independent contractors and consultants of the Company an opportunity to purchase shares of stock pursuant to options which are not described in Section 422 of the Code (nonqualified stock options). Not more than 4,185,000 shares of stock shall be available for the grant of options under the Plan. If an option is surrendered or for any other reason ceases to be exercisable in whole or in part, the shares which were subject to option but on which the options have not been exercised shall continue to be available under the Plan. The Plan is administered by a committee appointed by the Board of Directors. This committee has the authority to determine the employees, officers, independent contractors and consultants (excluding member(s) of the committee) to whom awards will be made, the amount of the awards, and the other terms and conditions of the awards. Options granted under the Plan typically vest over four years, ratably on a quarterly basis.

     If the continuous service of a participant in the Plan terminates due to an involuntary termination without cause or due to a constructive termination, as defined, within one month before, or eighteen months after a Change of Control, as defined, the vesting and exercisability of all stock option awards of the participant are accelerated in full. The transaction with InfoSpace described in Note 1 resulted in a Change in Control.

     The following transactions have occurred in the Plan from its adoption through December 31, 1999:


                                                                                             Weighted
                                                                         Number of            Average
                                                                          Options          Exercise Price
       Granted (fair value of $0.24 per share)                             612,235              $0.24
       Exercised                                                                 -                  -
       Canceled                                                                  -                  -
                                                                       -----------

       Outstanding, December 31, 1998 (612,235 options exercisable)        612,235               0.24

       Granted (fair value of $1.27 per share)                           2,281,650               0.19
       Exercised                                                        (1,554,199)              0.19
       Canceled                                                           (198,343)              0.13
                                                                       -----------

       Outstanding, December 31, 1999 (1,141,343 options exercisable)    1,141,343               0.22
                                                                       ===========

     At December 31, 1999, a total of 1,489,458 shares were available for future grants under the Plan.


     The following table summarizes information as of December 31, 1999 concerning options outstanding:

                                Options Outstanding
               ---------------------------------------------------
                                                          Weighted
                                                           Average
                   Ranges of                             Remaining
                    Exercise            Number         Contractual
                      Prices       Outstanding         Life (Yrs.)
               ---------------------------------------------------

                       $0.10           753,931                7.95
                       $0.45           387,412                9.71
               ---------------------------------------------------
               $0.10 - $0.45         1,141,343                8.53
               ===================================================

     Additional Stock Plan Information

     As discussed in Note 1, the Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock awards granted at fair market value.

     SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of the minimum value method, which requires subjective assumptions, including the expected time to exercise, which affect the calculated values. The Company's calculations were made using the minimum value method with the following weighted average assumptions for 1999 and 1998, respectively: no dividends during the expected term;

     risk-free interest rates ranging from 4.80% to 5.82%, and expected life of five years. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair value of the employee awards had been amortized to expense over the vesting period of the employee awards, pro forma net loss would have been $28,566,000 for the fiscal year ended December 31, 1999 and would not have been materially different from the net loss for the period from inception through December 31, 1998.

8.   INCOME TAXES

     Deferred tax assets (liabilities) are comprised of the following at December 31:

                                                            1999             1998
       Net operating loss carryforwards - US            $ 5,758,000       $ 1,284,000
       Net operating loss carryforwards - Foreign         3,007,000                 -
       Depreciation and amortization                        183,000           263,000
       Stock compensation                                   449,000                 -
       Deferred revenue                                     259,000                 -
       Other                                                329,000            66,000
                                                        -----------       -----------
                  Total gross deferred tax assets         9,985,000         1,613,000

       Valuation allowance                               (9,985,000)       (1,613,000)
                                                        -----------       -----------

       Net deferred tax assets                          $         -       $         -
                                                        ===========       ===========

     At December 31, 1999, the Company has available federal and California state net operating loss carryforwards of approximately $16,934,000 and $2,625,000, respectively, to offset future taxable income through 2019 and 2003, respectively. The Company also has net operating loss carryforwards for Canadian tax purposes of approximately $6,834,000 which will begin to expire in 2005. In addition, the Company has Canadian investment tax credits of approximately $170,000 available to be carried forward. The investment tax credits will expire beginning in 2008. At December 31, 1999, the deferred tax assets have been fully reserved due to the uncertainty surrounding the realization of such benefits.

     Current tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change," as defined by the Internal Revenue Code. The events described under Note 1 may limit the Company's ability to utilize its carryforwards.

9.   COMMITMENTS AND CONTINGENCIES

     Leases and Third Party Service Agreements - The Company's offices are leased under various noncancelable operating lease arrangements. The agreements expire at various dates through May 2004, and certain of the leases contain renewal options. The Company also leases certain equipment under various capital and operating lease agreements. Future minimum lease payments under capital and operating leases were as follows at December 31, 1999:


                                                         Capital      Operating
                                                         Leases        Leases
     Fiscal year ending:
       2000                                            $  515,287    $1,823,361
       2001                                               507,735     1,296,366
       2002                                               320,661       749,870
       2003                                                     -       369,150
       2004                                                     -       153,813
                                                       ----------    ----------

     Total minimum lease payments                       1,343,683    $4,392,560
                                                                     ==========

     Amount representing interest                         122,166
                                                       ----------

     Present value of minimum lease payments            1,221,517

     Current portion                                      311,560
                                                       ----------

     Long-term obligations                             $  909,957
                                                       ==========


     Capital lease obligations are collateralized by equipment with a cost of $1,572,982 (net book value of $1,482,587) at December 31, 1999.

     Rent expense related to operating leases was $1,672,538 in fiscal 1999.

10.  EMPLOYEE BENEFIT PLAN

     During 1999, the Company adopted a 401(k) Profit Sharing Plan. Qualified employees as defined under the Plan are eligible to participate and may make voluntary contributions subject to the limitation set forth by the Plan or applicable tax laws. Employee salary contributions are fully vested. The Company may make discretionary contributions as determined by the Company's management. There were no contributions made during 1999.

                                  * * * * * *